Filed Pursuant to Rule 433

Registration Statement No. 333-294072

BEAR MARKET-LINKED ONE LOOK NOTES WITH A DUAL DIRECTIONAL BUFFER

Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the Nasdaq-100 Index®
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The Nasdaq-100 Index® (Bloomberg symbol: “NDX”)
Payout Profile at Maturity

●If the Market Measure does not change or decreases from the Starting Value to the Ending Value, a positive return equal to the return represented by the Digital Payment

●If the Market Measure increases by no more than 15.00%, a positive return equal to that increase

●If the Market Measure increases by more than 15.00%, 1-to-1 negative return based on increases in the Market Measure beyond a 15.00% increase, subject to the Minimum Redemption Amount, with 85.00% of your principal at risk

Digital Payment	[$1.50 to $1.90] per unit, which represent a return of [15.00% to 19.00%] over the principal amount, to be determined on the pricing date
Threshold Value	115.00% of the Starting Value
Minimum Redemption Amount	$1.50 per unit
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will not increase by more than 15% over the term of the notes, and are willing to accept a capped return, take risk of substantial loss of principal beyond a threshold and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000191870426029100/formfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●There is no fixed principal repayment amount on the notes at maturity. If the Ending Value is greater than the Threshold Value, you will lose a portion, which could be significant, of your principal amount.

●Your investment return is limited to the return represented by the Digital Payment if the Ending Value is less than or equal to the Starting Value. Additionally, your potential for a positive return based on the appreciation of the Market Measure will be limited because you will only receive a positive return if the Ending Value is greater than the Starting Value but less than or equal to the Threshold Value. Because the Threshold Value is 115.00% of the Starting Value, any positive return due to the appreciation of the Market Measure will be limited and no greater than 15.00%. Any increase in the Ending Value from the Starting Value by more than 15.00% will result in a loss, rather than a positive return, on the notes. Your investment return may be less than a comparable short or long position in the Market Measure or the stocks included in the Market Measure.

●Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes.  If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●Investing in the notes will not make you a holder of or grant you any short position in the Market Measure or any of its underlying assets. You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities, dividends or other distributions by the issuers of those securities.

●The notes are subject to risks associated with investments in securities linked to the value of non-U.S. equity securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
-60.00%
-60%
-45%
-30%
-15%
0%
15%
30%
45%
60%
Return of the Market Measure
Return on the Notes

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value

Hypothetical Redemption Amount per Unit

Hypothetical Total Rate of Return on the Notes

-100.00%

$11.70

17.00%

-50.00%

$11.70

17.00%

-20.00%

$11.70

17.00%

-10.00%

$11.70

17.00%

-5.00%

$11.70

17.00%

0.00%

    $11.70(1)

17.00%

5.00%

$10.50

5.00%

10.00%

$11.00

10.00%

   15.00%(2)

$11.50

   15.00%(3)

20.00%

$9.50

-5.00%

40.00%

$7.50

-25.00%

60.00%

$5.50

-45.00%

100.00%

   $1.50(4)

-85.00%

115.00%

$1.50

-85.00%

150.00%

$1.50

-85.00%

(1)This amount represents the sum of the principal amount and the hypothetical Digital Payment of $1.70 per unit. Your investment return if the Market Measure depreciates is limited to the return represented by the Digital Payment.

(2)This hypothetical percentage change corresponds to the Threshold Value.

(3)Any positive return based on the appreciation of the Market Measure cannot exceed 15.00% due to the fact that the Ending Value will be less than or equal to the Threshold Value in this case.

(4)The Redemption Amount per unit will not be less than the Minimum Redemption Amount of $1.50 per unit.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC’s Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.